UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

(Registrant’s Name)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information contained in this report

As previously disclosed, Pop Culture Group Co., Ltd (“Company”) received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated March 17, 2025, notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until September 15, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2).

On September 5, 2025, Nasdaq provided confirmation to the Company that for the last 11 consecutive business days, from August 20, 2025 to September 4, 2025, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 9, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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